SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall

Minneapolis, Minnesota 55403

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Target Corporation 401(k) Plan

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

Target Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 10, 2009

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2008	2007
Assets
Investments (at fair value)	$3,588,385	$4,707,724
Wrapper contracts (at fair value)	489	480

Receivables:
Employer contribution	9,795	8,005
Participant contributions	9,109	7,848
Interest	40	323
Total receivables	18,944	16,176
Total assets	3,607,818	4,724,380

Liabilities
Expenses payable	5,519	1,904
Total liabilities	5,519	1,904
Net assets reflecting all investments at fair value	3,602,299	4,722,476
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	24,639	(5,745)
Net assets available for benefits	$3,626,938	$4,716,731

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31
	2008	2007
Additions to net assets attributed to:
Participant contributions	$275,015	$277,935
Employer contributions	182,768	175,490
Total additions	457,783	453,425

Deductions from net assets attributed to:
Benefits paid to participants	420,424	505,222
Administration fees	13,677	11,253
Trustee fees	916	994
Total deductions	435,017	517,469

Investment (loss) income:
Interest and dividends	62,949	61,436
Net realized and unrealized depreciation in fair value of investments	(1,175,508)	(149,196)
Total investment (loss) income	(1,112,559)	(87,760)
Net decrease	(1,089,793)	(151,804)

Net assets available for benefits:
Beginning of year	4,716,731	4,868,535
End of year	$3,626,938	$4,716,731

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

Employees of Target Corporation (the Company and the Plan Administrator) who meet certain eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan).

Under the terms of the Plan, participants can invest up to 80% of their current gross cash compensation in the Plan, within Employee Retirement Income Security Act (ERISA) limits. Participants are allowed to make contributions to the Plan, in any combination of before-tax and/or after-tax contributions, except for highly compensated participants. Highly compensated participants, as defined by the Internal Revenue Code (the Code), can only make before-tax contributions to the Plan. Participants can contribute up to the annual contribution limits established by the Internal Revenue Service (the IRS) ($15,500 for 2008, plus a $5,000 catch-up for participants age 50 and older).

The Company matches 100% of participants’ contributions up to 5% of each participant’s gross cash compensation. The Company’s contributions to the Plan are initially invested in the Target Corporation Common Stock Fund. All actively employed participants are immediately vested in both the participant contributions and the Company’s matching deposits.

Participants can immediately diversify the investment of employer match funds to other plan investment options. As of December 31, 2008 and 2007, all investments were participant directed.

Prior to January 1, 2007, participants who left the Plan forfeited unvested Company contributions, which were then used to reduce future Company contributions. In 2007, the trust received the final forfeiture amount of $407,000 from the prior year, which reduced employer contributions for the year. Consistent with the new vesting guidelines, there were no forfeitures for the years ended December 31, 2008 or 2007.

Participants may receive benefits upon termination, death, disability, or retirement as either a lump-sum amount equal to the vested value of their account or installments, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions.

Expenses paid by the Plan include the following: fund management fees (which are netted against investment interest income), trustee fees, monthly processing costs (including record-keeping fees), quarterly participant account statement preparation and distribution costs, and other third-party administrative expenses.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

1. Description of the Plan (continued)

The Plan allows for two types of loans, one for the purchase of a primary residence and the other a general-purpose loan, both subject to certain restrictions as defined in the Plan. Participants may have one of each type of loan outstanding at any given time. Proceeds received from the repayment of loans, including interest, are allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the time of the repayment. Interest rates on all loans reflect the prime rate as published by the Wall Street Journal on the first business day of the month, plus 1%, on the date the loan is issued.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description available from the Company.

2. Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan conform to U.S. generally accepted accounting principles (U.S. GAAP).

Investment Valuation

All investments are carried at fair value. During 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS 157). The adoption of SFAS 157 did not affect the financial statements of the Plan. Refer to Note 3 for further details related to the Plan’s valuation methods under SFAS 157.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ significantly from those estimates.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

2. Accounting Policies (continued)

Fully Benefit-Responsive Investment Contracts

As described in FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in two synthetic guaranteed investment contracts (GICs). GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from independent third parties that provide market value and cash flow risk protection to the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the GICs as well as the difference between the GICs’ fair value and contract value, or the adjustment to contract value. The GICs’ underlying assets are measured at fair value in accordance with SFAS 157. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of those contracts. The GIC’s contract value represents the sum of participants’ contributions, gains and losses on the underlying assets, participants’ withdrawals and administrative expenses.

3. Fair Value Measurements

In the first quarter of 2008, the Plan adopted SFAS 157. This standard defines fair value for financial assets and liabilities, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. SFAS 157 defines fair value as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

3. Fair Value Measurements (continued)

Assets recorded at fair value are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to valuation of an asset: Level 1 (unadjusted quoted prices in active markets); Level 2 (observable inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). Assets measured at fair value on a recurring basis are categorized based upon the lowest level of significant input to the valuations.

In determining fair value, the Plan uses observable market data when available.

	Fair Value at December 31, 2008
	Using Inputs Considered as
	Total	Level 1	Level 2	Level 3
	(In Thousands)
Fair value measurements
Cash equivalents	$14,001	$14,001	$–	$–
Commingled funds	2,642,687	–	2,642,687	–
Stable Value Fund	848,566	–	848,566	–
Participant loans	83,620	–	–	83,620
Total	$3,588,874	$14,001	$3,491,253	$83,620

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

3. Fair Value Measurements (continued)

The following sets forth the types of assets measured at fair value and a brief description of the valuation technique for each asset type:

Position Description	Valuation Technique

Cash equivalents	Initially valued at transaction price. Carrying value of cash equivalents (including money market funds) approximates fair value as maturities are less than three months.

Commingled funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.

Stable Value Fund

The fair value of the stable value fund is based on the underlying investments. This fund invests in a portfolio of high-quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The fair value of the wrapper contracts are based on the wrap contract fees provided by the insurance companies. They have a fair value of $489,000 at December 31, 2008 and are included in the stable value fund category in the table above.

Participant loans	Loans to plan participants are valued at cost, which approximates fair value.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

3. Fair Value Measurements (continued)

The following is a reconciliation of the beginning and ending balances, including total gains (losses), realized and unrealized, for the period of Level 3 investments.

	Beginning Balance	Net Payments, Purchases, Sales	Gains (Losses) (1)	Transfer In/(Out)	Ending Balance
	(In thousands)
Level 3 Reconciliation
Participant loans	$ 81,000	$ 12,189	$(9,569)	$–	$ 83,620

(1)       Realized and unrealized gains (losses) from changes in Level 3 financial instruments represent gains (losses) from changes in values of those financial instruments only for the period(s) in which the instruments were classified as Level 3.

4. Investments

At December 31, 2008, the Plan allows participants to allocate their investments among 20 investment funds. Participants may change their investment elections daily for both existing account balances and future contributions.

The Plan’s investments are held by State Street Bank, the trustee. The Plan’s investments, including investments bought and sold, as well as investments held during the year, appreciated or depreciated in fair value as follows:

Net Appreciation (Depreciation) in Fair Value During Year
(In Thousands)
Year ended December 31, 2008:
Commingled funds	$(577,433)
Target Corporation common stock	(598,075)
$(1,175,508)

Year ended December 31, 2007:
Commingled funds	$107,351
Target Corporation common stock	(256,547)
$(149,196)

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

4. Investments (continued)

The fair values of individual investments representing 5% or more of the Plan’s net assets are as follows:

	Year Ended December 31
	2008	2007
	(In Thousands)

Target Corporation common stock*	$ 1,432,338	$ 2,201,451
State Street Bank & Trust Co. S&P 500 Flagship Fund Class A*	240,093	354,503
Wells Fargo Bank – Stable Value Fund	204,447	69,693
Russell 3000 Index Lending	–	257,302

*Indicates issuer is a party in interest to the Plan.

5. The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic GICs with two separate insurance companies as part of offering the Stable Value Fund (the Fund) investment option to participants. Contributions to this fund are invested in a portfolio of high-quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

The two wrap contracts in which the Fund has entered are with insurance companies under which the insurance companies provide guarantees with respect to the return of funds to make distributions from this investment option. These insurance contracts are carried at contract value in the participants’ accounts.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

5. The Stable Value Fund (continued)

Participant accounts in the Fund are credited with interest at a fixed rate that is evaluated monthly. The primary variables affecting the future crediting rates include (1) the current yield of the assets underlying the contract, (2) the duration of the assets underlying the contracts, and (3) the existing difference between the fair value of the securities and the contract value of the assets within the insurance contract. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio has unrealized and/or realized losses, a positive adjustment is made when reconciling from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made when reconciling from fair value to contract value, and in the future, the crediting rate may be higher than the current market rates. The insurance contracts cannot credit an interest rate that is less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the insurance company. Such events are limited to premature termination of the contracts by the Plan or plan termination. The Plan Administrator has not expressed any intention to take either of these actions. The wrapper contracts cannot be terminated by the issuers of the contracts at a value other than contract value except under a limited number of specific circumstances including termination of the Plan or failure to qualify under specific tax code provisions, material misrepresentations by the Plan Administrator or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.

As described in Note 2, because the synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The average yields earned by the Fund at December 31, 2008 and 2007, are as follows:

Average Yields for Synthetic GICs	2008	2007

Based on actual earnings	5.18%	5.21%
Based on interest rate credited to participants	4.48	5.09

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

6. Transactions With Parties in Interest

During the plan years 2008 and 2007, the Plan engaged in the following exempt party-in-interest transactions related to the Company’s common stock:

	2008	2007
	(In Thousands)

Number of common shares purchased	13,149	7,254
Cost of common shares purchased	$590,673	$433,359

Number of common shares sold	15,720	11,935
Market value of common shares sold	$758,935	$753,077
Cost of common shares sold	$519,279	$323,235

Number of common shares distributed to plan participants	265	272
Market value of common shares distributed to plan participants	$12,695	$16,709
Cost of common shares distributed to plan participants	$8,646	$7,367

Dividends received (net of pass-through dividends)	$24,450	$22,912

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
	(In Thousands)

Net assets available for benefits per the financial statements	$3,626,938	$4,716,731
Amounts allocated to withdrawing participants	(1,035)	(1,712)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(24,639)	5,745
Participant contribution receivable accrual	(9,109)	(7,847)
Employer contribution receivable accrual	(6,282)	(5,771)
Net assets available for benefits per the Form 5500	$3,585,873	$4,707,146

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
	(In Thousands)

Benefits paid to participants per the financial statements	$420,424	$505,222
Amounts allocated to withdrawing participants at December 31, 2006	–	(2,105)
Amounts allocated to withdrawing participants at December 31, 2007	(1,712)	1,712
Amounts allocated to withdrawing participants at December 31, 2008	1,035	–
Benefits paid to participants per the Form 5500	$419,747	$504,829

The following is a reconciliation of participant contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
	(In Thousands)
Participant contributions available for benefits per the financial statements	$9,109	$7,848
Participant contribution receivable accrual	(9,109)	(7,847)
Participant contributions available for benefits per the Form 5500	$–	$1

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of employer contributions available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
	(In Thousands)
Employer contributions available for benefits per the financial statements	$9,795	$8,005
Employer contribution receivable accrual	(6,282)	(5,771)
Employer contributions available for benefits per the Form 5500	$3,513	$2,234

The following is a reconciliation of additions to net assets attributed to participant contributions per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
	(In Thousands)
Additions to net assets attributed to participant contributions per the financial statements	$275,015	$277,935
Change in participant contribution receivable accrual	(1,262)	(7,847)
Additions to net assets attributed to participant contributions per the Form 5500	$273,753	$270,088

The following is a reconciliation of additions to net assets attributed to employer contributions per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
	(In Thousands)

Additions to net assets attributed to employer contributions per the financial statements	$182,768	$175,490
Change in employer contribution receivable accrual	(511)	(5,771)
Additions to net assets attributed to employer contributions per the Form 5500	$182,257	$169,719

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

7. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of total additions to net assets per the financial statements to total (loss) income per the Form 5500:

	Year Ended December 31
	2008	2007
	(In Thousands)

Total additions to net assets per the financial statements	$457,783	$453,425
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(5,745)	—
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	(24,639)	5,745
Investment (loss) income	(1,112,559)	(87,760)
Change in participant contribution receivable accrual	(1,262)	(7,847)
Change in employer contribution receivable accrual	(511)	(5,771)
Total (loss) income per the Form 5500	$(686,933)	$357,792

8. Income Tax Status

The Plan has received a determination letter from the IRS dated September 12, 2001, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Target Corporation 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2008

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. The Plan’s exposure to credit risk on synthetic guaranteed investment contracts is limited to the fair value of the contracts with each of the counterparties.

Supplemental Schedule

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Cash Equivalents
14,000,939	*State Street Bank & Trust Co.		$14,000,939	$–

Commingled Investment Funds
51,112,790	*Target Corporation Common Stock		1,432,337,618	–

244,884	Barclays Global Investors
	US Real Estate Index Fund		31,188,365	–

11,622,209	Barclays Global Investors
	BGI S&P 500 Growth		97,496,407	–

5,529,389.27	*State Street Bank & Trust Co.
	Daily Emerging Markets Index Fund		74,950,872	–

8,224,134	*State Street Bank & Trust Co.
	Treasury Inflation Protected		144,103,276	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Commingled Investment Funds (continued)
1,341,782	*State Street Bank & Trust Co.
	Flagship FD Series A		$240,093,156	$–

11,191,452	*State Street Bank & Trust Co.
	EAFE Series T		150,234,058	–

4,895,049	*State Street Bank & Trust Co.
	Russell 2000 Fund		82,251,514	–

2,462,844	LIFEPATH INDEX RETIREMENT FUND		25,194,894	–
2,117,752	LIFEPATH INDEX 2010 FUND F		21,537,541	–
4,593,992	LIFEPATH INDEX 2015 FUND F		42,310,669	–
5,502,987	LIFEPATH INDEX 2020 FUND F		51,342,871	–
6,485,445	LIFEPATH INDEX 2025 FUND F		54,866,866	–
6,113,496	LIFEPATH INDEX 2030 FUND F		53,554,222	–
6,667,797	LIFEPATH INDEX 2035 FUND F		52,675,593	–
5,531,325	LIFEPATH INDEX 2040 FUND F		45,799,368	–
4,425,255	LIFEPATH INDEX 2045 FUND F		32,879,644	–
1,672,949	LIFEPATH INDEX 2050 FUND F		9,870,398	–
	Total Commingled Investment funds		2,642,687,332	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund
	American International Life Group (AIG) Financial
	Products Group Annuity Contract
	No. 130221, 5.05%	Aa2/AA	$–	$244,547
	Pacific Mutual Life Insurance Co.
	Group Annuity Contract
	No. 26255, 5.05%	Aa3/AA	–	244,547

1,731,389.32	Galliard Capital Management
	Managed Synthetic Fund		32,263,709	–

4,555,716.86	Galliard Capital Management
	Stable Return Fund		204,446,905	–

2,400,000.00	10YR US TREASURY NOTE FUTURES		–	–
(1,200,000.00)	2YR US TREASURY NOTE FUTURES		–	–
(1,300,000.00)	30YR US TREASURY BOND FUTURES		–	–
18,000,000.00	5YR US TREASURY NOTE FUTURES		–	–
(1,250,000.00)	90DAY EURODOLLAR FUTURES CME		–	–
(4,250,000.00)	90DAY EURODOLLAR FUTURES CME		–	–
898,912.35	ACCREDITED MTG LN TR		792,525	–
218,488.00	AMERICAN HOME MTG		86,463	–
563,884.48	AMERIQUEST MTG SECS INC		386,261	–
950,000.00	ANADARKO PETE CORP		825,236	–
10,000.00	AOL TIME WARNER INC		10,087	–
285,176.30	BANC AMER ALTERNATIVE LN TR		222,760	–
411,188.06	BANC AMER ALTERNATIVE LN TR		374,245	–
1,835,000.00	BANC AMER COML MTG INC		1,645,255	–
1,275,000.00	BANC AMER COML MTG INC		1,181,572	–
1,050,000.00	BANC AMER COML MTG INC		832,042	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
1,180,000.00	BANC AMER COML MTG INC		$1,054,560	$–
969,040.93	BANC OF AMERICA COMM MTG INC		939,040	–
375,000.00	BANK AMER N A CHARLOTTE N C		374,998	–
210,000.00	BANK OF AMERICA		218,897	–
425,000.00	BARCLAYS BK PLC		214,872	–
325,000.00	BARCLAYS BK PLC		159,829	–
1,075,468.49	BCAP LLC TR		700,067	–
385,740.78	BEAR STEARNS ALT A TR		168,980	–
1,018,309.77	BEAR STEARNS ARM TR		759,814	–
1,025,000.00	BEAR STEARNS COML MTG SECS TR		724,004	–
525,000.00	BEAR STEARNS COS INC		523,974	–
275,000.00	BEAR STEARNS COS INC		275,942	–
1,235,000.00	BEAR STEARNS COS INC MED TERM		1,281,135	–
(7,000,000.00)	BRS4SHLH4 IRS USD P V 03MLIBOR		(7,000,000)	–
7,000,000.00	BRS4SHLH4 IRS USD R F 5.32400		8,670,200	–
(2,100,000.00)	BRS58MFL0 IRS USD P F 5.30500		(2,569,980)	–
2,100,000.00	BRS58MFL0 IRS USD R V 03MLIBOR		2,100,000	–
(2,000,000.00)	BRS5TC3C2 IRS USD P F 4.54500		(2,326,600)	–
2,000,000.00	BRS5TC3C2 IRS USD R V 03MLIBOR		2,000,000	–
(2,700,000.00)	BRS71AC16 IRS USD P V 03MLIBOR		(2,700,000)	–
2,700,000.00	BRS71AC16 IRS USD R F 4.88500		3,233,790	–
(5,000,000.00)	BRS73G329 IRS USD P F 4.68000		(5,970,500)	–
5,000,000.00	BRS73G329 IRS USD R V 03MLIBOR		5,000,000	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
(2,100,000.00)	BRS7B1EV7 IRS USD P F 4.20500		$(2,424,240)	$–
2,100,000.00	BRS7B1EV7 IRS USD R V 03MLIBOR		2,100,000	–
(3,900,000.00)	BRS7B1HT9 IRS USD P V 03MLIBOR		(3,900,000)	–
3,900,000.00	BRS7B1HT9 IRS USD R F 2.89500		4,025,970	–
(700,000.00)	BRS7H3NE5 IRS USD P F 4.10000		(795,690)	–
700,000.00	BRS7H3NE5 IRS USD R V 03MLIBOR		700,000	–
(2,200,000.00)	BRS7LZRW5 IRS USD P V 03MLIBOR		(2,200,000)	–
2,200,000.00	BRS7LZRW5 IRS USD R F 2.95000		2,270,840	–
425,000.00	CABLE & WIRELESS OPTUS FIN		455,244	–
1,000,000.00	CANADIAN NAT RES LTD		925,707	–
160,000.00	CANADIAN NAT RES LTD		139,039	–
385,000.00	CANADIAN NATL RY CO		385,383	–
892,922.66	CARRINGTON MTG LN TR		744,577	–
1,630,000.00	CHASE ISSUANCE TR		1,325,648	–
1,550,000.00	CHASE ISSUANCE TR		1,449,492	–
1,400,000.00	CHASE ISSUANCE TR		1,280,125	–
774,259.96	CHL MTG PASS THRU TR		481,263	–
175,000.00	CHUBB CORP		108,533	–
260,000.00	CITIGROUP COML MTG TR		194,927	–
1,425,000.00	CITIGROUP INC		1,385,484	–
585,000.00	CITIGROUP INC		574,938	–
3,373,293.39	CITIGROUP MTG LN TR		2,684,196	–
1,390,896.80	CITIMORTGAGE ALTERNATIVE LN TR		725,277	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
415,000.00	COBALT CMBS COML MTG TR		$298,546	$–
245,000.00	COMCAST CABLE COMMUNICATIONS		249,033	–
1,080,551.48	COMM		1,080,666	–
353,125.00	COMM MTG TR		254,222	–
835,000.00	COMMERCIAL MTG LN TR 2008 LS1		603,991	–
1,475,000.00	COMMERCIAL MTG TR		1,164,575	–
219,757.29	COUNTRYWIDE ALT LN TR		94,678	–
600,000.00	COUNTRYWIDE FINL CORP		575,279	–
1,540,000.00	CREDIT SUISSE FIRST BOSTON MTG		1,330,384	–
1,280,000.00	CREDIT SUISSE FIRST BOSTON MTG		1,147,042	–
990,000.00	CREDIT SUISSE FIRST BOSTON MTG		871,612	–
355,978.44	CSMC MORTGAGE BACKED TR 2006 8		209,137	–
970,610.29	CWABS TR		835,594	–
594,965.76	CWALT ALT LN TR		230,781	–
434,292.43	CWALT ALTERNATIVE LN TR		399,005	–
162,453.52	CWMBS INC		78,521	–
258,096.19	CWMBS INC		104,112	–
700,000.00	DAIMLERCHRYSLER NTH AMER HLDG		554,935	–
304,521.78	DEUTSCHE ALT A SEC MTG LN TR		117,506	–
783,436.01	DLJ COML MTG CORP		743,685	–
25,000.00	DOMINION RES INC DEL		24,947	–
250,000.00	DUKE ENERGY CAROLINAS LLC		256,512	–
450,000.00	EDP FIN B V AMSTERDAM		414,519	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
35,000.00	ENCANA HLDGS FIN CORP		$31,647	$–
520,664.28	FED HM LN PC POOL 1B1580		522,265	–
813,099.75	FED HM LN PC POOL 1H1339		832,113	–
1,091,409.71	FED HM LN PC POOL 1L0199		1,108,952	–
433,333.01	FED HM LN PC POOL A37050		442,440	–
734,013.34	FED HM LN PC POOL A39041		749,668	–
768,299.94	FED HM LN PC POOL A71578		787,778	–
215,550.28	FED HM LN PC POOL C00665		224,080	–
185,701.65	FED HM LN PC POOL C00680		192,992	–
454,099.28	FED HM LN PC POOL C01598		464,210	–
64,397.41	FED HM LN PC POOL C66817		67,253	–
42,787.57	FED HM LN PC POOL C67714		44,685	–
49,431.56	FED HM LN PC POOL E01157		51,465	–
5,308.20	FED HM LN PC POOL E73202		5,481	–
98,235.62	FED HM LN PC POOL E73259		101,432	–
6,765.77	FED HM LN PC POOL E75562		7,044	–
9,509.07	FED HM LN PC POOL E75957		9,900	–
4,922.51	FED HM LN PC POOL E75992		5,125	–
16,807.48	FED HM LN PC POOL E76081		17,499	–
2,327.47	FED HM LN PC POOL E76089		2,423	–
2,009.13	FED HM LN PC POOL E84024		2,092	–
142,628.03	FED HM LN PC POOL E88189		148,495	–
159,474.75	FED HM LN PC POOL E89360		166,034	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
45,284.61	FED HM LN PC POOL E90215		$47,147	$–
168,146.99	FED HM LN PC POOL E90239		175,063	–
24,596.28	FED HM LN PC POOL E90563		25,608	–
148,932.72	FED HM LN PC POOL E92215		154,198	–
38,066.32	FED HM LN PC POOL E95510		39,400	–
27,979.98	FED HM LN PC POOL G01324		29,255	–
116,173.73	FED HM LN PC POOL G01391		121,433	–
151,596.64	FED HM LN PC POOL G01564		157,311	–
5,397,082.93	FED HM LN PC POOL G02197		5,509,663	–
986,464.19	FED HM LN PC POOL G02199		1,007,041	–
454,080.87	FED HM LN PC POOL G03358		465,309	–
2,100,000.00	FEDERAL HOME LN BKS		2,204,908	–
2,355,000.00	FEDERAL HOME LN BKS		2,691,901	–
1,161,971.44	FEDERAL HOME LN MTG CORP		113,172	–
212,130.30	FEDERAL HOME LN MTG CORP		17,848	–
245,000.00	FEDERAL HOME LN MTG CORP		30,715	–
2,052,725.18	FEDERAL NATL MTG ASSN		195,976	–
1,368,828.12	FEDERAL NATL MTG ASSN		154,421	–
202,657.85	FEDERAL NATL MTG ASSN		188,282	–
432,834.89	FEDERAL NATL MTG ASSN		440,434	–
653,086.11	FEDERAL NATL MTG ASSN		70,819	–
1,281,521.75	FEDERAL NATL MTG ASSN		1,292,597	–
410,000.00	FEDERAL NATL MTG ASSN		421,422	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
628,507.72	FEDERAL NATL MTG ASSN		$648,228	$–
90,000.00	FEDERATED DEPT STORES INC DEL		87,204	–
5,000,000.00	FHLMC TBA JAN 15 GOLD SINGLE		5,137,500	–
3,000,000.00	FHLMC TBA JAN 15 GOLD SINGLE		3,069,375	–
6,200,000.00	FHLMC TBA JAN 30 GOLD SINGLE		6,390,359	–
(1,600,000.00)	FHLMC TBA JAN 30 GOLD SINGLE		(1,632,375)	–
8,000,000.00	FHLMC TBA JAN 30 GOLD SINGLE		8,193,125	–
1,255,000.00	FIRST NATIONWIDE TRUST		1,169,892	–
223,369.34	FIRST UN NATL BANK CHASE		222,500	–
1,587,229.28	FIRST UN NATL BK COML MTG TR		1,505,400	–
(2,900,000.00)	FNMA TBA JAN 15 SINGLE FAM		(2,987,680)	–
100,000.00	FNMA TBA JAN 15 SINGLE FAM		102,719	–
1,700,000.00	FNMA TBA JAN 15 SINGLE FAM		1,738,781	–
1,300,000.00	FNMA TBA JAN 30 SINGLE FAM		1,328,438	–
10,500,000.00	FNMA TBA JAN 30 SINGLE FAM		10,772,344	–
3,700,000.00	FNMA TBA JAN 30 SINGLE FAM		3,845,110	–
21,958.37	FNMA POOL 124676		22,152	–
37,700.97	FNMA POOL 252342		39,408	–
86,855.80	FNMA POOL 254371		89,655	–
364,594.95	FNMA POOL 254402		376,345	–
3,442,724.43	FNMA POOL 254548		3,543,182	–
374,293.49	FNMA POOL 254836		376,034	–
180,880.97	FNMA POOL 255225		185,933	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
891,292.62	FNMA POOL 256890		$901,494	$–
1,486,070.86	FNMA POOL 256936		1,503,079	–
509.66	FNMA POOL 294334		511	–
2,897.36	FNMA POOL 300809		2,925	–
29,117.32	FNMA POOL 303906		29,404	–
1,306.63	FNMA POOL 325041		1,319	–
1,050.86	FNMA POOL 327130		1,060	–
31,570.81	FNMA POOL 449769		32,810	–
44,275.85	FNMA POOL 480538		45,703	–
2,732.32	FNMA POOL 516232		2,724	–
540.27	FNMA POOL 518113		569	–
1,636.36	FNMA POOL 540042		1,718	–
35,658.20	FNMA POOL 545556		37,544	–
34,519.68	FNMA POOL 545762		36,061	–
188,904.23	FNMA POOL 545899		194,992	–
1,724.33	FNMA POOL 547432		1,812	–
2,277,922.79	FNMA POOL 555531		2,344,036	–
159,191.76	FNMA POOL 625178		164,322	–
59,533.59	FNMA POOL 633410		62,173	–
15,311.12	FNMA POOL 641781		15,805	–
2,137.49	FNMA POOL 643858		2,232	–
145,821.80	FNMA POOL 673488		150,931	–
52,994.72	FNMA POOL 684248		54,852	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
35,329.35	FNMA POOL 685106		$36,523	$–
7,000,689.54	FNMA POOL 685186		7,199,225	–
227,383.94	FNMA POOL 695861		235,280	–
892,823.78	FNMA POOL 725162		924,805	–
5,165,821.23	FNMA POOL 725423		5,313,330	–
647,305.17	FNMA POOL 725519		669,784	–
1,172,841.52	FNMA POOL 725946		1,205,599	–
323,646.74	FNMA POOL 735611		334,077	–
2,008,616.00	FNMA POOL 735649		2,082,448	–
1,066,049.19	FNMA POOL 737493		1,075,332	–
1,420,408.46	FNMA POOL 745140		1,453,644	–
642,496.69	FNMA POOL 745193		664,808	–
7,657,114.55	FNMA POOL 745275		7,833,886	–
2,169,582.34	FNMA POOL 745412		2,229,839	–
502,379.84	FNMA POOL 748088		503,178	–
24,273.77	FNMA POOL 751726		25,109	–
17,532.17	FNMA POOL 754198		18,141	–
127,863.97	FNMA POOL 766088		131,515	–
149,537.37	FNMA POOL 779270		153,714	–
395,289.26	FNMA POOL 806549		396,115	–
212,440.68	FNMA POOL 828346		217,345	–
1,048,100.66	FNMA POOL 889786		1,069,856	–
2,688,764.37	FNMA POOL 899830		2,773,313	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
76,454.06	FNMA POOL 903007		$78,858	$–
75,456.23	FNMA POOL 937028		77,829	–
798,739.75	FNMA POOL 938939		823,856	–
780,537.35	FNMA POOL 948039		805,082	–
555,675.24	FNMA POOL 948056		573,149	–
2,792,576.12	FNMA POOL 948313		2,880,390	–
1,233,031.66	FNMA POOL 968465		1,246,944	–
941,249.94	FNMA POOL 987325		962,988	–
490,393.79	FNMA POOL 990652		510,757	–
5,000,000.00	FNMA TBA JAN 30 SINGLE FAM		5,151,172	–
(12,100,000.00)	FNMA TBA JAN 30 SINGLE FAM		(12,465,836)	–
1,425,000.00	FORD CR AUTO OWNER TR		1,391,582	–
340,000.00	GENERAL ELEC CAP CORP MTN		334,773	–
590,000.00	GENERAL ELEC CAP CORP MTN		589,162	–
1,080,000.00	GENERAL ELEC CAP CORP MTN		854,547	–
1,950,000.00	GENERAL ELEC CAP CORP MTN		1,977,244	–
535,000.00	GENERAL ELEC CAP CORP MTN		541,180	–
835,000.00	GENERAL ELEC CAP CORP MTN		845,308	–
905,000.00	GENERAL ELEC CAP CORP		726,082	–
450,000.00	GLAXOSMITH LINE CAP INC		456,289	–
672,546.24	GMAC COML MTG SEC INC		670,261	–
913,073.40	GMAC COML MTG SEC INC		911,198	–
867,618.28	GMAC COML MTG SEC INC		848,833	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
301,976.98	GMAC COML MTG SEC INC		$300,787	$–
4,400,000.00	GNMA I TBA FEB 30 SINGLE FAM		4,528,906	–
1,200,000.00	GNMA I TBA FEB 30 SINGLE FAM		1,231,313	–
2,000,000.00	GNMA I TBA JAN 30 SINGLE FAM		2,081,562	–
(2,000,000.00)	GNMA I TBA JAN 30 SINGLE FAM		(2,081,562)	–
3,600,000.00	GNMA II TBA FEB 30 JUMBOS		3,702,094	–
2,541.42	GNMA POOL 445964		2,639	–
7,744.73	GNMA POOL 552620		8,129	–
57,960.68	GNMA POOL 569326		60,157	–
6,710.64	GNMA POOL 599756		7,035	–
159,589.32	GNMA POOL 604791		165,237	–
5,772.32	GNMA POOL 781328		6,066	–
1,243.64	GNMA POOL 781548		1,305	–
82,728.80	GNMA POOL 781584		86,933	–
485,000.00	GOLDMAN SACHS CAPITAL II		186,444	–
1,065,000.00	GOLDMAN SACHS GROUP INC		963,012	–
375,000.00	GREENWICH CAP COML FDG CORP		372,750	–
3,875,000.00	GREENWICH CAPITAL COMM FND		2,708,357	–
725,799.76	GS MTG SECS CORP		570,279	–
123,497.51	GS MTG SECS CORP		92,866	–
575,000.00	GS MTG SECS CORP II		456,179	–
15,781,084.69	GS MTG SECS CORP II		135,051	–
515,000.00	GS MTG SECS TR		390,870	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
624,718.28	GSR MTG LN TR		$262,382	$–
431,080.82	HARBORVIEW MTG LN TR		183,950	–
408,316.05	HOME EQUITY ASSET TR 2007 2		354,201	–
150,000.00	INDEPENDENCE CMNTY BK CORP		142,187	–
700,000.00	INTERNATIONAL BUSINESS MACHS J		817,146	–
1,210,000.00	JP MORGAN CHASE COML		1,122,033	–
1,328,438.55	JP MORGAN CHASE COML MTG SECS		1,282,494	–
1,050,000.00	JP MORGAN CHASE COML MTG SECS		986,216	–
815,753.15	JP MORGAN MTG TR		624,451	–
1,164,626.30	JP MORGAN		988,069	–
500,000.00	JP MORGAN CHASE BK		512,486	–
2,050,000.00	JP MORGAN CHASE CAN CO		2,075,221	–
191,085.89	JP MORGAN CHASE COML MTG SECS		158,645	–
148,596.32	JP MORGAN MTG TR 2007 S1		113,264	–
500,000.00	JP MORGAN CHASE & CO		415,915	–
350,000.00	JP MORGAN & CO INC		364,094	–
325,000.00	KRAFT FOODS INC		333,152	–
285,000.00	KRAFT FOODS INC		289,500	–
550,000.00	LB UBS		412,291	–
1,225,000.00	LB UBS COML MTG TR		878,068	–
1,353,112.93	LB UBS COML MTG TR		1,196,422	–
1,030,000.00	LB UBS COML MTG TR		938,285	–
1,245,000.00	LB UBS COML MTG TR		893,842	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
625,000.00	LEHMAN BROTHERS HLDGS INC		$63	$–
450,000.00	LEHMAN BROTHERS HLDGS INC		42,750	–
450,000.00	LEHMAN BROTHERS HLDGS INC		42,750	–
737,365.31	LN COML CONDUIT MTG TR		735,312	–
400,000.00	METROPOLITAN LIFE GLOBAL FDG		342,521	–
200,000.00	METROPOLITAN LIFE GLOBAL FDG I		186,042	–
190,000.00	METROPOLITAN LIFE GLOBAL MTN		187,398	–
73,680.50	MONEY STORE BUIS LN BCKD CTFS		37,660	–
1,990,000.00	MORGAN STANLEY		1,557,175	–
100,000.00	MORGAN STANLEY		93,752	–
482,825.45	MORGAN STANLEY		447,499	–
1,125,000.00	MORGAN STANLEY CAP I		826,867	–
545,000.00	MORGAN STANLEY CAP I TR		403,607	–
67,500.00	MORGAN STANLEY CAP I TR		47,936	–
110,000.00	MORGAN STANLEY GROUP INC		92,091	–
250,000.00	NATIONSBANK CORP		248,969	–
1,195,000.00	NEW YORK LIFE GLOBAL FDG		1,179,989	–
470,000.00	NEW YORK LIFE GLOBAL FDG MTN		469,836	–
550,000.00	NISOURCE FIN CORP		495,578	–
1,625,000.00	NISSAN AUTO RECEIVABLES TR		1,590,215	–
433,666.08	OPTEUM MTG ACCEP CORP		350,979	–
325,000.00	PHILIP MORRIS INTL INC		339,463	–
1,075,000.00	PRICOA GLOBAL FDG I		993,967	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
300,000.00	PRUDENTIAL FINL INC MTN BOOK		$235,592	$–
499,103.24	RAMP SER TR		449,403	–
700,000.00	ROYAL BK SCOTLAND GROUP PLC		278,796	–
15,000.00	SBC COMMUNICATIONS INC		15,511	–
575,000.00	SCOTTISH POWER PLC		564,679	–
1,075,000.00	SLM CORP MEDIUM TERM NTS		892,250	–
810,000.00	SLM STUDENT LN TR		757,983	–
810,000.00	SLM STUDENT LN TR		667,617	–
2,083,682.78	SLM STUDENT LOAN TRUST		2,053,730	–
552,621.89	SMALL BUSINESS ADMIN PARTN CTF		554,866	–
912,120.16	SOUNDVIEW HOME EQUITY LN TR		768,527	–
1,000,000.00	STATE STREET CAP TR III		772,590	–
24,718,030.60	STATE STREET BANK & TRUST CO		24,718,031	–
139,515.80	STRUCTURED ADJ RATE MTG LN TR		62,742	–
637,210.82	STRUCTURED ASSET SECS CORP		470,180	–
431,324.72	STRUCTURED ASSET SECS CORP		339,906	–
235,000.00	SUNTRUST BK ATLANTA GA		237,468	–
205,000.00	TCI COMMUNICATIONS INC		212,995	–
1,027,092.19	TEACHERS INS & ANNUITY ASSN AM		1,019,860	–
50,000.00	TELECOMMUNICATIONS INC		47,924	–
250,000.00	TELECOM ITALIA CAP		186,981	–
240,000.00	TELECOM ITALIA CAP		188,702	–
500,000.00	TELEFONICA EMISIONES S A U		491,914	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
65,000.00	TELEFONICA EUROPE BV		$66,074	$–
975,000.00	TIAA GLOBAL MKTS INC		947,017	–
1,025,000.00	TIME WARNER CABLE INC		981,617	–
145,000.00	TURNER BROADCASTING SYS INC		140,697	–
1,050,000.00	UBS AG STAMFORD BRH		904,413	–
700,000.00	UBS AG STAMFORD BRH MEDIUM		608,339	–
700,000.00	UNITEDHEALTH GROUP INC		682,495	–
463,900.25	UNITED STATES TREAS BDS		437,081	–
450,000.00	UNITED STATES TREAS BDS		614,250	–
373,532.25	UNITED STATES TREAS BDS		368,046	–
100,000.00	USB CAP IX		47,000	–
1,100,000.00	VERIZON COMMUNICATIONS INC		1,295,031	–
30,000.00	VODAFONE GROUP PLC		28,020	–
605,000.00	WACHOVIA BK COML MTG TR		440,652	–
225,000.00	WACHOVIA BK COML MTG TR		72,087	–
675,000.00	WACHOVIA BK COML MTG TR		541,133	–
950,000.00	WACHOVIA CORP		941,826	–
500,000.00	WACHOVIA CORP		495,425	–
285,000.00	WACHOVIA CORP NEW		284,748	–
514,397.21	WAMU		225,625	–
1,217,537.20	WAMU		631,180	–
289,408.63	WAMU MTG		127,595	–
475,000.00	WELLPOINT INC		461,506	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
180,000.00	WELLS FARGO & CO		$182,377	$–
490,000.00	WELLS FARGO & CO NEW		494,720	–
1,500,000.00	WELLS FARGO MTG BKD 06 AR4 TR		883,073	–
1,301,777.52	WELLS FARGO TR		1,074,783	–
455,000.00	WISCONSIN ST GEN REV		467,240	–
650,000.00	XTO ENERGY INC		625,187	–
275,000.00	XTO ENERGY INC		255,244	–
350,000.00	ACE INA HLDG INC		299,967	–
425,000.00	ALTRIA GROUP INC		456,423	–
2,500,000.00	AMERICAN EXP BK FDIC GTD TLGP		2,497,850	–
200,000.00	AMERICAN GEN FIN CORP MTN		86,031	–
750,000.00	ANZ CAP TR I		579,690	–
225,000.00	ASPEN INS HLDGS LTD		158,929	–
300,000.00	AT&T BROADBAND CORP		339,732	–
750,000.00	AT&T WIRELESS SVCS INC		789,594	–
325,000.00	B A T INTL FIN PLC		340,119	–
2,000,000.00	BANC AMER COML MTG INC		1,591,025	–
4,941.60	BEAR STEARNS ARM TR		2,799	–
700,000.00	BEAR STEARNS COS INC		762,412	–
400,000.00	BEAR STEARNS COS INC		413,786	–
300,000.00	BOARDWALK PIPELINES LLC		240,696	–
1,100,000.00	BRITISH TELECOMMUNICATIONS PLC		1,123,341	–
300,000.00	CANADIAN NATL RES LTD		260,699	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
150,000.00	CANADIAN NATL RES		$119,501	$–
150,000.00	CANADIAN NATL RES		134,392	–
475,000.00	CARGILL INC		429,407	–
400,000.00	CHASE MANHATTAN CORP NEW		412,626	–
150,000.00	CITIGROUP INC		145,840	–
975,000.00	CITIGROUP INC		960,475	–
200,000.00	COMCAST CABLE COMMUNICATIONS		203,292	–
450,000.00	COMMONWEALTH EDISON CO		410,494	–
1,000,000.00	CREDIT SUISSE COML MTG TR		741,916	–
552,443.39	CREDIT SUISSE FIRST BOSTON		43,608	–
12,497.18	CREDIT SUISSE FIRST BOSTON MTG		1,086	–
15,241.20	CREDIT SUISSE FIRST BOSTON MTG		1,277	–
77,668.70	CREDIT SUISSE FIRST BOSTON MTG		45,533	–
3,331.38	CREDIT SUISSE FIRST BOSTON MTG		332	–
350,000.00	CVS CAREMARK CORP		324,759	–
181,269.97	CWABS INC		85,238	–
588,564.13	CWALT INC		264,017	–
585,307.07	CWALT INC		254,293	–
544,209.12	CWALT INC		244,894	–
397,374.41	CWALT INC		181,274	–
350,000.00	DAIMLERCHRYSLER NORTH AMER HLD		220,032	–
400,000.00	DEUTSCHE TELEKOM INTL FIN BV		493,256	–
300,000.00	ENBRIDGE ENERGY PARTNERS LP		241,680	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
225,000.00	ENDURANCE SPECIALTY HLDGS LTD		$187,932	$–
1,100,000.00	FANNIE MAE		1,282,405	–
1,089,592.34	FED HM LN PC POOL 1H2524		1,087,847	–
646,330.60	FED HM LN PC POOL 780447		638,244	–
968,859.97	FED HM LN PC POOL A82005		1,008,182	–
34,370.59	FED HM LN PC POOL B10170		35,335	–
39,941.21	FED HM LN PC POOL B10207		41,061	–
356,436.81	FED HM LN PC POOL B10569		366,434	–
47,702.44	FED HM LN PC POOL B10674		49,230	–
18,208.42	FED HM LN PC POOL B10746		18,792	–
9,887.66	FED HM LN PC POOL B10838		10,204	–
39,109.07	FED HM LN PC POOL B10931		40,206	–
10,099.04	FED HM LN PC POOL B11010		10,423	–
11,739.00	FED HM LN PC POOL B11446		12,110	–
42,469.68	FED HM LN PC POOL B11801		43,661	–
351,593.81	FED HM LN PC POOL B12928		361,235	–
208,385.90	FED HM LN PC POOL C90227		218,621	–
472,178.71	FED HM LN PC POOL C90230		495,370	–
154,416.30	FED HM LN PC POOL C90247		162,165	–
39,575.85	FED HM LN PC POOL E01087		41,227	–
8,532.24	FED HM LN PC POOL E01281		8,806	–
45,777.70	FED HM LN PC POOL E01378		47,244	–
12,124.71	FED HM LN PC POOL E01448		12,513	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
38,844.90	FED HM LN PC POOL E01481		$39,934	$–
77,275.25	FED HM LN PC POOL E01489		79,443	–
78,237.57	FED HM LN PC POOL E01490		80,744	–
42,314.84	FED HM LN PC POOL E01602		43,475	–
42,693.04	FED HM LN PC POOL E85959		44,474	–
41,013.34	FED HM LN PC POOL E86369		42,724	–
173,035.45	FED HM LN PC POOL E88017		178,308	–
11,710.97	FED HM LN PC POOL E91957		12,086	–
6,331.44	FED HM LN PC POOL E92098		6,534	–
19,173.54	FED HM LN PC POOL E92224		19,788	–
100,851.65	FED HM LN PC POOL E96057		103,680	–
29,884.04	FED HM LN PC POOL E96247		30,741	–
31,125.91	FED HM LN PC POOL E96248		31,999	–
16,007.70	FED HM LN PC POOL E96460		16,520	–
10,232.30	FED HM LN PC POOL E96988		10,560	–
36,622.97	FED HM LN PC POOL E97034		37,650	–
9,175.17	FED HM LN PC POOL E97701		9,469	–
13,952.14	FED HM LN PC POOL E99739		14,399	–
13,577.06	FED HM LN PC POOL E99763		13,958	–
13,216.16	FED HM LN PC POOL E99764		13,587	–
9,223.80	FED HM LN PC POOL E99765		9,483	–
60,896.69	FED HM LN PC POOL E99768		62,605	–
29,774.45	FED HM LN PC POOL E99769		30,610	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
19,676.58	FED HM LN PC POOL E99770		$20,228	$–
339,410.35	FED HM LN PC POOL G01604		354,458	–
713,120.29	FED HM LN PC POOL G01731		742,063	–
34,923.54	FED HM LN PC POOL G01954		35,657	–
314,760.11	FED HM LN PC POOL G02084		321,326	–
290,903.24	FED HM LN PC POOL G02184		296,971	–
154,460.87	FED HM LN PC POOL G03689		157,707	–
6,429,978.89	FED HM LN PC POOL G03812		6,588,970	–
25,198.34	FED HM LN PC POOL G10994		26,190	–
16,668.85	FED HM LN PC POOL G11490		17,203	–
43,016.85	FED HM LN PC POOL G11526		44,196	–
751,650.34	FED HM LN PC POOL G11686		777,283	–
46,730.61	FED HM LN PC POOL G11742		48,162	–
1,160,068.55	FED HM LN PC POOL G12093		1,192,605	–
1,037,984.15	FED HM LN PC POOL G12094		1,067,096	–
354,907.28	FED HM LN PC POOL G12311		366,109	–
1,000,099.73	FED HM LN PC POOL G13085		1,024,712	–
31,704.42	FED HM LN PC POOL G18021		32,675	–
4,735.60	FED HM LN PC POOL G30052		5,053	–
298,076.95	FED HM LN PC POOL P60084		300,465	–
1,600,000.00	FED HOME LN BANK		1,683,476	–
600,000.00	FEDERAL HOME LN MTG CORP		692,816	–
1,100,000.00	FEDERAL HOME LN MTG CORP		1,187,561	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
321,324.22	FEDERAL HOME LN MTG CORP		$14,045	$–
278,817.76	FEDERAL HOME LN MTG PC GTD		262,760	–
800,000.00	FEDERAL NATL MTG ASSN		863,454	–
300,000.00	FEDERAL NATL MTG ASSN		162,582	–
600,000.00	FEDERAL NATL MTG ASSN		681,908	–
1,199,189.56	FEDERAL NATL MTG ASSN		1,187,175	–
1,400,000.00	FEDERAL NATL MTG ASSN		1,584,730	–
564,743.90	FEDERAL NATL MTG ASSN		3,457	–
571,562.91	FEDERAL NATL MTG ASSN		3,590	–
3,700,000.00	FEDERAL NATL MTG ASSN DISC NTS		3,697,132	–
284,749.15	FEDERAL NATL MTG ASSN GTD REMI		1,428	–
(1,000,000.00)	FHLMC TBA JAN 15 GOLD SINGLE		(1,023,125)	–
1,200,000.00	FLEET BOSTON CORP		1,242,934	–
1,000,000.00	FNMA TBA JAN 15 SINGLE FAM		1,038,594	–
(5,000,000.00)	FNMA TBA JAN 15 SINGLE FAM		(5,114,063)	–
(1,000,000.00)	FNMA TBA JAN 15 SINGLE FAM		(1,027,188)	–
(4,000,000.00)	FNMA TBA JAN 30 SINGLE FAM		(4,087,500)	–
6,000,000.00	FNMA TBA JAN 30 SINGLE FAM		6,235,313	–
39,540.92	FNMA POOL 190341		40,795	–
5,217.63	FNMA POOL 251980		5,386	–
150,909.98	FNMA POOL 254107		158,283	–
6,633.05	FNMA POOL 254306		6,847	–
168,854.42	FNMA POOL 254360		176,894	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
4,826.06	FNMA POOL 254442		$4,982	$–
7,701.85	FNMA POOL 254473		7,950	–
294,553.46	FNMA POOL 254681		297,154	–
14,021.91	FNMA POOL 254686		14,509	–
135,052.89	FNMA POOL 254756		136,315	–
291,493.19	FNMA POOL 254758		294,372	–
140,167.73	FNMA POOL 254802		144,055	–
152,722.03	FNMA POOL 254806		154,314	–
61,046.48	FNMA POOL 254817		60,766	–
83,099.83	FNMA POOL 254845		82,717	–
116,423.12	FNMA POOL 254863		115,921	–
72,098.89	FNMA POOL 254864		72,890	–
75,554.67	FNMA POOL 254909		75,202	–
382,226.40	FNMA POOL 254914		386,596	–
133,457.54	FNMA POOL 254957		132,835	–
17,003.81	FNMA POOL 255357		17,578	–
35,247.74	FNMA POOL 255451		36,349	–
103,876.56	FNMA POOL 256532		105,601	–
172,473.75	FNMA POOL 256588		175,337	–
51,609.25	FNMA POOL 256605		52,466	–
392,917.98	FNMA POOL 256681		399,441	–
113,818.82	FNMA POOL 256718		115,708	–
564,432.26	FNMA POOL 256755		573,803	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
106,337.71	FNMA POOL 256977		$108,921	$–
96,656.08	FNMA POOL 257161		99,265	–
1,000,000.91	FNMA POOL 257234		1,028,907	–
67,128.00	FNMA POOL 257552		67,896	–
144,171.83	FNMA POOL 357842		148,750	–
11,893.34	FNMA POOL 448477		12,277	–
2,459.02	FNMA POOL 448484		2,538	–
2,090.30	FNMA POOL 535170		2,158	–
138,946.21	FNMA POOL 535874		147,750	–
12,958.67	FNMA POOL 545348		13,376	–
508,760.58	FNMA POOL 545454		529,409	–
31,552.89	FNMA POOL 545777		32,570	–
8,187.35	FNMA POOL 545962		8,451	–
3,838.21	FNMA POOL 545968		3,962	–
122,690.47	FNMA POOL 555092		126,582	–
6,450.36	FNMA POOL 555350		6,658	–
4,325.67	FNMA POOL 555352		4,465	–
13,017.22	FNMA POOL 555384		13,469	–
35,278.62	FNMA POOL 555699		36,504	–
4,431.15	FNMA POOL 626827		4,586	–
3,653.58	FNMA POOL 629035		3,771	–
120,954.90	FNMA POOL 652610		124,791	–
634,059.34	FNMA POOL 656333		654,171	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
269,528.38	FNMA POOL 673002		$278,077	$–
360,784.00	FNMA POOL 673011		372,228	–
176,286.24	FNMA POOL 673032		181,878	–
196,674.42	FNMA POOL 674438		202,913	–
7,579.78	FNMA POOL 674693		7,845	–
42,509.52	FNMA POOL 678938		43,999	–
44,752.82	FNMA POOL 678944		46,321	–
49,714.45	FNMA POOL 681343		51,441	–
83,994.82	FNMA POOL 686229		86,659	–
147,579.11	FNMA POOL 689079		151,672	–
111,581.46	FNMA POOL 689082		115,121	–
118,608.23	FNMA POOL 695826		122,370	–
76,805.43	FNMA POOL 695838		79,473	–
14,277.38	FNMA POOL 695840		14,773	–
360,674.35	FNMA POOL 695844		372,114	–
144,243.58	FNMA POOL 695926		148,819	–
11,417.79	FNMA POOL 698975		11,780	–
203,349.78	FNMA POOL 702255		209,903	–
13,441.34	FNMA POOL 703440		13,908	–
84,049.09	FNMA POOL 703445		86,715	–
360,036.08	FNMA POOL 703446		370,021	–
97,947.71	FNMA POOL 703710		101,054	–
91,619.22	FNMA POOL 708837		94,525	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
27,851.58	FNMA POOL 709074		$28,735	$–
104,631.28	FNMA POOL 709192		107,950	–
19,265.54	FNMA POOL 709970		19,800	–
61,712.86	FNMA POOL 710154		63,670	–
40,127.67	FNMA POOL 710701		41,241	–
603,349.95	FNMA POOL 712203		622,487	–
19,482.34	FNMA POOL 713337		20,023	–
24,309.42	FNMA POOL 720311		24,984	–
24,737.51	FNMA POOL 720668		25,424	–
25,931.01	FNMA POOL 720710		26,650	–
40,533.32	FNMA POOL 720711		41,657	–
20,192.71	FNMA POOL 720713		20,753	–
18,120.60	FNMA POOL 722347		18,623	–
13,599.35	FNMA POOL 725519		14,072	–
211,212.06	FNMA POOL 725707		217,812	–
160,998.21	FNMA POOL 725791		166,105	–
40,024.27	FNMA POOL 725793		41,402	–
735,642.17	FNMA POOL 725950		758,631	–
19,221.00	FNMA POOL 727384		19,754	–
467,875.73	FNMA POOL 729214		468,748	–
28,162.28	FNMA POOL 729604		29,056	–
397,802.87	FNMA POOL 730338		410,421	–
28,110.03	FNMA POOL 731638		28,890	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
1,387,720.13	FNMA POOL 734788		$1,408,536	$–
128,288.88	FNMA POOL 735010		132,298	–
4,346,794.37	FNMA POOL 735028		4,609,297	–
335,217.42	FNMA POOL 735392		346,754	–
776,281.66	FNMA POOL 735439		807,970	–
687,029.06	FNMA POOL 735503		710,995	–
2,062,150.89	FNMA POOL 735591		2,110,402	–
163,907.94	FNMA POOL 745119		169,446	–
50,547.89	FNMA POOL 745141		52,319	–
2,063,349.52	FNMA POOL 745148		2,110,661	–
974,570.32	FNMA POOL 745238		1,014,353	–
683,716.64	FNMA POOL 745387		705,403	–
18,838.82	FNMA POOL 745499		19,484	–
45,438.53	FNMA POOL 745524		46,880	–
32,645.63	FNMA POOL 745648		33,698	–
978,637.13	FNMA POOL 745822		1,009,411	–
514,070.29	FNMA POOL 745932		534,934	–
16,414.96	FNMA POOL 747832		16,977	–
19,098.73	FNMA POOL 750062		19,705	–
23,724.90	FNMA POOL 752936		24,383	–
618,940.56	FNMA POOL 754089		638,282	–
391,310.29	FNMA POOL 761334		403,539	–
56,345.63	FNMA POOL 761404		58,106	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
11,148.07	FNMA POOL 765944		$11,530	$–
112,426.13	FNMA POOL 766068		115,939	–
306,675.96	FNMA POOL 766219		316,260	–
143,011.72	FNMA POOL 766633		147,481	–
13,823.22	FNMA POOL 767496		14,262	–
161,788.97	FNMA POOL 770047		166,845	–
209,122.86	FNMA POOL 770079		215,658	–
53,469.10	FNMA POOL 771201		55,301	–
230,170.67	FNMA POOL 774434		237,363	–
1,036,025.07	FNMA POOL 779574		1,037,350	–
194,162.80	FNMA POOL 785260		200,230	–
174,304.22	FNMA POOL 785630		179,751	–
11,063.13	FNMA POOL 791173		11,437	–
384,202.69	FNMA POOL 802783		390,940	–
222,097.25	FNMA POOL 806642		228,514	–
756,789.32	FNMA POOL 831800		787,504	–
76,123.52	FNMA POOL 849993		78,767	–
51,194.46	FNMA POOL 865854		52,804	–
91,608.32	FNMA POOL 870962		94,489	–
49,313.99	FNMA POOL 887046		50,865	–
611,587.45	FNMA POOL 888296		636,409	–
108,319.95	FNMA POOL 888434		112,200	–
371,277.23	FNMA POOL 888436		382,532	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
30,329.15	FNMA POOL 888509		$30,011	$–
423,688.63	FNMA POOL 888511		427,716	–
188,894.97	FNMA POOL 888560		195,661	–
697,624.49	FNMA POOL 888890		725,938	–
1,560,744.62	FNMA POOL 888892		1,637,684	–
770,595.76	FNMA POOL 889072		801,871	–
112,587.79	FNMA POOL 889116		116,128	–
617,137.85	FNMA POOL 889558		634,181	–
1,821,366.47	FNMA POOL 889579		1,878,640	–
210,536.04	FNMA POOL 889858		216,482	–
58,175.69	FNMA POOL 891474		60,005	–
211,314.06	FNMA POOL 893898		217,959	–
746,222.45	FNMA POOL 902466		763,216	–
59,539.54	FNMA POOL 902663		61,412	–
288,039.30	FNMA POOL 915802		291,336	–
468,054.92	FNMA POOL 923357		480,689	–
62,024.46	FNMA POOL 923800		63,963	–
151,011.28	FNMA POOL 925728		155,087	–
65,298.90	FNMA POOL 928293		67,061	–
839,846.67	FNMA POOL 928953		881,249	–
843,795.83	FNMA POOL 929048		885,392	–
71,028.41	FNMA POOL 929187		72,968	–
70,418.90	FNMA POOL 929872		72,130	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
244,386.68	FNMA POOL 929936		$251,136	$–
225,333.32	FNMA POOL 933418		231,416	–
131,331.48	FNMA POOL 934073		132,835	–
455,180.08	FNMA POOL 934640		470,276	–
610,066.84	FNMA POOL 936501		629,251	–
315,269.33	FNMA POOL 937094		323,779	–
439,975.10	FNMA POOL 943996		445,011	–
24,728.88	FNMA POOL 945621		25,012	–
478,249.95	FNMA POOL 948680		491,308	–
104,214.76	FNMA POOL 955988		108,444	–
70,286.47	FNMA POOL 962477		72,228	–
390,389.27	FNMA POOL 962573		401,674	–
113,157.10	FNMA POOL 962707		116,282	–
5,902,893.27	FNMA POOL 963146		6,046,315	–
88,720.12	FNMA POOL 963271		91,309	–
999,999.13	FNMA POOL 963362		1,024,296	–
85,858.15	FNMA POOL 963653		88,283	–
61,838.20	FNMA POOL 963831		63,643	–
135,253.90	FNMA POOL 963833		139,074	–
73,744.86	FNMA POOL 963959		75,897	–
106,152.32	FNMA POOL 964451		109,250	–
88,598.41	FNMA POOL 964461		91,031	–
148,051.63	FNMA POOL 964867		152,869	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
110,507.32	FNMA POOL 964949		$114,103	$–
228,945.34	FNMA POOL 969441		234,508	–
976,783.91	FNMA POOL 969674		1,007,499	–
256,465.38	FNMA POOL 970518		264,971	–
664,617.21	FNMA POOL 970572		681,388	–
142,669.60	FNMA POOL 972099		146,610	–
95,264.19	FNMA POOL 973964		97,955	–
100,232.33	FNMA POOL 975470		102,938	–
104,608.15	FNMA POOL 976530		107,150	–
51,378.90	FNMA POOL 979565		52,878	–
329,439.97	FNMA POOL 981334		338,744	–
520,485.48	FNMA POOL 981758		535,531	–
174,067.58	FNMA POOL 981762		178,032	–
88,096.30	FNMA POOL 981848		90,584	–
42,532.25	FNMA POOL 981909		43,773	–
1,967,237.04	FNMA POOL 982014		2,012,038	–
59,939.09	FNMA POOL 982922		61,889	–
997,875.85	FNMA POOL 983231		1,029,254	–
233,898.17	FNMA POOL 983665		239,581	–
93,507.92	FNMA POOL 984017		96,236	–
1,999,998.28	FNMA POOL 984076		2,048,592	–
135,642.41	FNMA POOL 985109		139,600	–
213,524.84	FNMA POOL 985110		219,555	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
26,871.42	FNMA POOL 985146		$27,656	$–
96,743.65	FNMA POOL 985183		99,476	–
661,393.84	FNMA POOL 985445		677,877	–
73,190.51	FNMA POOL 987097		75,572	–
72,555.33	FNMA POOL 987922		74,962	–
951,860.64	FNMA POOL 988565		982,833	–
1,059,053.06	FNMA POOL 988566		1,093,514	–
1,312,766.53	FNMA POOL 988567		1,355,483	–
81,999.71	FNMA POOL 990043		84,252	–
241,739.75	FNMA POOL 990208		249,606	–
70,551.53	FNMA POOL 990645		72,489	–
85,516.56	FNMA POOL 990646		87,865	–
312,007.38	FNMA POOL 991528		322,355	–
492,713.38	FNMA POOL 992232		509,054	–
53,950.28	FNMA POOL 992543		55,525	–
47,881.65	FNMA POOL 992546		49,279	–
926,387.84	FNMA POOL 994452		957,111	–
110,824.57	FNMA POOL 994763		114,500	–
48,794.00	FNMA POOL AA0530		49,867	–
(3,000,000.00)	FNMA TBA JAN 30 SINGLE FAM		(3,090,703)	–
550,000.00	FRANCE TELECOM SA		582,998	–
2,000,000.00	GE COML MTG CORP		1,615,236	–
1,500,000.00	GMAC COML MTG SEC INC		1,402,260	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
13,627.01	GOVERNMENT NATL MTG		$16,886	$–
67,245.96	GOVERNMENT NATL MTG ASSN		87,839	–
53,586.71	GOVERNMENT NATL MTG ASSN		70,873	–
45,692.63	GOVERNMENT NATL MTG ASSN		60,847	–
(3,100,000.00)	GR010950 IRS USD P F 3.50000		(3,127,987)	–
3,100,000.00	GR010950 IRS USD R V 03MLIBOR		3,100,000	–
(1,500,000.00)	GR010976 IRS USD P V 03MLIBOR		(1,500,000)	–
1,500,000.00	GR010976 IRS USD R F 3.50000		1,529,194	–
(8,000,000.00)	GR011088 IRS USD P V 03MLIBOR		(8,000,000)	–
8,000,000.00	GR011088 IRS USD R F 3.25000		8,205,299	–
(1,300,000.00)	GR011137 IRS USD P V 03MLIBOR		(1,300,000)	–
1,300,000.00	GR011137 IRS USD R F 3.50000		1,340,570	–
(900,000.00)	GR011246 IRS USD P F 3.50000		(945,542)	–
900,000.00	GR011246 IRS USD R V 03MLIBOR		900,000	–
175,000.00	GULF SOUTH PIPELINE CO LP		142,551	–
350,000.00	HARTFORD FINL SVCS GROUP INC		314,805	–
1,250,000.00	HSBC CAP FDG DLR 2 L P		662,500	–
14,388.47	IMC HOME EQUITY LN TR		14,104	–
651,651.64	IMPAC SECD ASSETS CORP		244,263	–
5,764.07	INDYMAC MBS INC		3,182	–
450,000.00	INTERNATIONAL BUSINESS MACHS J		525,308	–
175,000.00	INTL LEASE FIN CORP MTN		130,909	–
2,450,000.00	JOHN DEERE CAPITAL CORP FDIC GT		2,527,668	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
594,359.83	JP MORGAN MTG TR		$421,406	$–
475,000.00	JP MORGAN CHASE & CO FORMERLY		494,590	–
1,300,000.00	JP MORGAN CHASE & CO FDIC GTD TLG		1,325,796	–
175,000.00	KELLOGG CO		175,887	–
293,066.89	KERN RIV FDG CORP		274,911	–
871,086.36	LEHMAN XS TR		350,859	–
1,134,545.95	LEHMAN XS TR		515,696	–
114,904.39	MASTR ADJ RATE MTGS TR		113,008	–
225,000.00	MERRILL LYNCH & CO INC		227,215	–
300,000.00	MERRILL LYNCH & CO INC		288,401	–
450,000.00	MIDAMERICAN ENERGY HLDGS CO N		377,485	–
234,887.54	MORGAN STANLEY ABS CAP I INC T		174,294	–
1,900,000.00	MORGAN STANLEY FDIC GTD TLGP		1,911,458	–
550,000.00	MORGAN STANLEY GROUP INC		480,926	–
875,000.00	MORGAN STANLEY GROUP INC		778,440	–
175,000.00	MUFG CAPITAL FINANCE 1 LIMITED		121,926	–
450,000.00	NORDBANKEN AB		347,882	–
200,000.00	ONEOK PARTNERS LP		149,564	–
500,000.00	ORACLE CORP/OZARK HLDG INC		500,828	–
225,000.00	PETRO CDA		180,707	–
600,000.00	PHILIP MORRIS INTL INC		564,622	–
250,000.00	PHOENIX LIFE INS CO		218,513	–
250,000.00	PNC BK N A		264,525	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
1,850,000.00	PNC FUNDING CORP FDIC GTD TLGP		$1,695,063	$–
75,000.00	POPULAR NORTH AMER INC		75,128	–
450,000.00	PRINCIPAL FINL GROUP AUSTRALIA		456,523	–
775,000.00	QBE INS GROUP LTD		471,960	–
400,000.00	REINSURANCE GROUP AMER INC		333,008	–
250,000.00	REINSURANCE GROUP AMER INC		177,546	–
325,000.00	RESONA PFD GLOBAL SECS CAYMAN		154,729	–
328,078.10	REVOLVING HOME EQUITY LN TR		102,725	–
100,000.00	SANTANDER ISSUANCES SA		89,965	–
400,000.00	SLM CORP		304,000	–
5,000,000.00	SLM STUDENT LN TR		3,600,000	–
189,109.66	SMALL BUSINESS ADMIN		195,906	–
5,676,839.76	STATE STREET BANK & TRUST CO		5,676,840	–
676,864.51	STRUCTURED ASSET MTG INVTS II		296,567	–
545,851.53	STRUCTURED ASSET MTG INVTS II		211,199	–
329,324.86	STRUCTURED ASSET SEC CORP		245,108	–
878,063.02	STRUCTURED ASSET SECS CORP		388,053	–
350,000.00	SUMITOMO MITSUI BKG CORP		259,200	–
125,000.00	TELECOM ITALIA CAP		117,357	–
500,000.00	TELECOM ITALIA CAP		377,016	–
175,000.00	TELECOM ITALIA CAP		159,221	–
175,000.00	TELEFONICA EUROPE BV		177,892	–
375,000.00	THOMSON REUTERS CORP		352,921	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
525,000.00	TIME WARNER CABLE INC		$564,862	$–
250,000.00	TRANSOCEAN INC		226,376	–
751,996.00	UNITED STATES TREAS BDS		754,103	–
1,418,989.00	UNITED STATES TREAS BDS		1,336,954	–
310,236.00	UNITED STATES TREAS BDS		286,193	–
535,784.00	UNITED STATES TREAS BDS		635,741	–
229.23	UNITED STATES TREAS NTS		216	–
1,192,334.00	UNITED STATES TREAS NTS		1,186,000	–
654,918.00	UNITED STATES TREAS NTS		629,540	–
525,000.00	VERIZON WIRELESS CAP		587,517	–
2,000,000.00	WACHOVIA BK COML MTG TR		1,635,150	–
700,000.00	WACHOVIA CORP		693,595	–
82.18	WAMU MTG		31	–
1,102,631.40	WAMU MTG PASS THROUGH CTFS		9,859	–
1,000,000.00	WAMU MTG PASS THROUGH CTFS		545,046	–
75,000.00	WEA FIN LLC		56,707	–
150,000.00	WESTFIELD CAP CORP LTD		122,614	–
525,000.00	XTO ENERGY INC		504,822	–
575,000.00	1345 AVE OF THE AMERICAS TR		565,399	–
915,000.00	280 PARK AVENUE TRUST		878,314	–
100,000.00	AFRICAN DEV BK		124,081	–
130,000.00	ALLIED CAP CORP		89,985	–
165,000.00	ALLIED WORLD ASSURN CO HLDGS		137,682	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
205,000.00	AMERICAN CAP STRATEGIES LTD		$188,297	$–
70,000.00	AMERICAN EXPRESS BK		68,759	–
250,000.00	AMERICAN EXPRESS CEN BK NEW		239,807	–
135,000.00	AMERICAN GEN FIN CORP		57,087	–
125,000.00	AMERICAN HOME PRODS CORP		129,346	–
110,000.00	ASSURANT INC		84,533	–
285,000.00	AT&T INC		302,910	–
235,000.00	AT&T WIRELESS SVCS INC		247,406	–
125,000.00	BAE SYS HLDGS INC		116,275	–
265,000.00	BALTIMORE GAS & ELEC CO		225,212	–
455,000.00	BANK AMER CORP		457,538	–
1,565,000.00	BANK OF AMERICA CORP FDIC GTD		1,630,070	–
150,000.00	BANK ONE CORP		146,796	–
80,000.00	BANKAMERICA CORP		80,743	–
925,000.00	BEAR STEARNS COML MTG SECS		809,068	–
345,000.00	BEAR STEARNS COML MTG SECS INC		299,196	–
680,000.00	BEAR STEARNS COML MTG SECS INC		521,977	–
215,000.00	BEAR STEARNS COS INC		222,410	–
85,000.00	BEST BUY INC		91,502	–
70,000.00	BK OF SCOTLAND PLC		70,127	–
215,000.00	BLACKROCK INC		201,294	–
380,000.00	BP CAPITAL MARKETS PLC		394,102	–
80,000.00	BRISTOL MYERS SQUIBB CO		82,298	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
95,000.00	CATERPILLAR INC		$107,215	$–
380,000.00	CITIGROUP INC		369,462	–
125,000.00	CITIGROUP INC		122,573	–
155,000.00	CLOROX CO		152,711	–
90,000.00	COCA COLA ENTERPRISES INC		94,346	–
210,000.00	COMCAST CORP NEW		201,488	–
140,000.00	CONOCO FDG CO		146,524	–
70,000.00	CONSOLIDATED NAT GAS CO		61,056	–
250,000.00	COUNTRYWIDE FINL CORP		239,699	–
675,000.00	CREDIT SUISSE COML MTG TR		318,994	–
505,000.00	CREDIT SUISSE FIRST BOSTON MTG		440,601	–
235,000.00	CREDIT SUISSE FIRST BOSTON USA		240,442	–
210,000.00	CRH AMER INC		148,724	–
265,000.00	CVS CAREMARK CORP		245,889	–
225,000.00	DEUTSCHE TELEKOM INTL FIN BV		230,690	–
145,000.00	DEVON FIN CORP U L C		148,766	–
80,000.00	DIAGEO CAP PLC		79,399	–
130,000.00	DIAGEO CAP PLC		140,243	–
1,191,737.91	DLJ COML MTG CORP		1,189,587	–
75,000.00	DUKE ENERGY FIELD SVCS LLC		73,005	–
395,000.00	EATON CORP		369,566	–
355,000.00	EI DU PONT DE NEMOURS & CO		365,207	–
45,000.00	EI DU PONT DE NEMOURS & CO		45,400	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
175,000.00	EMERSON ELEC CO		$175,663	$–
295,000.00	ENERGY ARKANSAS INC		270,285	–
235,000.00	ENERGY EAST CORP		235,535	–
255,000.00	EXPORT IMPORT BK KOREA		236,495	–
429,080.21	FED HM LN PC POOL 1G0294		437,286	–
791,229.81	FED HM LN PC POOL 1J0244		807,209	–
468,845.50	FED HM LN PC POOL 1J1262		475,730	–
150,924.49	FED HM LN PC POOL 1J1548		153,935	–
350,737.39	FED HM LN PC POOL 847498		352,203	–
751,325.25	FED HM LN PC POOL 972234		769,368	–
106,094.95	FED HM LN PC POOL A36230		108,325	–
551,206.21	FED HM LN PC POOL A46092		562,790	–
688,918.62	FED HM LN PC POOL A61373		703,612	–
333,937.76	FED HM LN PC POOL A64391		344,439	–
398,519.67	FED HM LN PC POOL A64578		408,374	–
573,015.37	FED HM LN PC POOL A67850		591,034	–
1,401,472.90	FED HM LN PC POOL A68726		1,458,353	–
692,002.19	FED HM LN PC POOL A79570		709,113	–
491,325.34	FED HM LN PC POOL C01585		502,265	–
1,103,004.95	FEDERAL HOME LN PC POOL C03027		1,137,689	–
299,373.71	FEDERAL HOME LN PC POOL C71284		312,740	–
1,242,372.53	FEDERAL HOME LN PC POOL G01770		1,274,063	–
943,526.56	FEDERAL HOME LN PC POOL G01813		963,650	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
1,634,906.23	FEDERAL HOME LN PC POOL G01819		$1,669,776	$–
621,030.56	FEDERAL HOME LN PC POOL G01894		634,276	–
855,364.43	FEDERAL HOME LN PC POOL G02186		873,207	–
1,150,913.44	FEDERAL HOME LN PC POOL G02308		1,179,372	–
732,292.16	FEDERAL HOME LN PC POOL G02740		750,743	–
904,648.80	FEDERAL HOME LN PC POOL G03512		933,096	–
507,785.73	FEDERAL HOME LN PC POOL G08062		518,457	–
744,183.25	FEDERAL HOME LN PC POOL G11690		754,067	–
200,617.14	FEDERAL HOME LN PC POOL G12033		206,118	–
224,929.57	FEDERAL HOME LN PC POOL G12034		228,022	–
1,205,089.93	FEDERAL HOME LN PC POOL G12080		1,238,889	–
995,984.01	FEDERAL HOME LN PC POOL G18009		1,027,420	–
470,022.59	FEDERAL HOME LN PC POOL G18203		483,756	–
474,281.80	FEDERAL HOME LN PC POOL J10114		488,140	–
3,600,000.00	FEDERAL HOME LN BKS		3,724,851	–
725,000.00	FEDERAL HOME LN MTG		746,340	–
570,000.00	FEDERAL HOME LN MTG CORP		581,607	–
375,409.94	FEDERAL HOME LN MTG CORP		380,737	–
425,000.00	FEDERAL HOME LN MTG CORP		494,820	–
505,000.00	FEDERAL HOME LN MTG CORP		515,496	–
435,932.68	FEDERAL HOME LN MTG CORP		442,030	–
330,496.72	FEDERAL HOME LN MTG CORP		335,568	–
292,488.39	FEDERAL HOME LN MTG CORP		305,013	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
473,331.22	FEDERAL HOME LN MTG CORP		$481,806	$–
165,000.00	FEDERAL HOME LOAN BANK		187,897	–
2,370,000.00	FEDERAL HOME LOAN BANK		2,481,953	–
383,972.23	FEDERAL NATL MTG ASSN		390,197	–
3,795,000.00	FEDERAL NATL MTG ASSN		3,902,794	–
710,000.00	FEDERAL NATL MTG ASSN		728,754	–
1,125,000.00	FEDERAL NATL MTG ASSN		1,205,251	–
495,000.00	FEDERAL NATL MTG ASSN		562,574	–
630,750.61	FEDERAL NATL MTG ASSN GTD		639,331	–
191,809.91	FEDERAL NATL MTG ASSN GTD REMI		194,026	–
770,445.05	FNMA POOL 254918		782,935	–
261,067.93	FNMA POOL 255900		269,359	–
951,227.16	FNMA POOL 256926		989,834	–
388,652.69	FNMA POOL 357797		399,386	–
531,816.93	FNMA POOL 545759		555,562	–
678,631.30	FNMA POOL 545817		708,719	–
347,982.39	FNMA POOL 555880		358,082	–
1,098,530.00	FNMA POOL 555967		1,130,413	–
68,516.29	FNMA POOL 609077		71,353	–
94,474.34	FNMA POOL 625094		99,414	–
433,557.80	FNMA POOL 670385		452,780	–
841,328.25	FNMA POOL 725424		865,352	–
298,861.15	FNMA POOL 735224		307,395	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
3,243,453.40	FNMA POOL 735403		$3,319,345	$–
1,191,963.52	FNMA POOL 735871		1,225,255	–
1,776,132.09	FNMA POOL 740228		1,826,849	–
137,430.00	FNMA POOL 745852		143,566	–
131,782.03	FNMA POOL 758938		135,545	–
1,485,150.14	FNMA POOL 759230		1,527,558	–
228,634.70	FNMA POOL 763984		235,163	–
42,167.40	FNMA POOL 765438		43,913	–
634,448.63	FNMA POOL 829028		650,855	–
1,249,121.17	FNMA POOL 835760		1,268,395	–
71,694.98	FNMA POOL 836018		73,664	–
262,114.78	FNMA POOL 836284		269,313	–
764,193.12	FNMA POOL 881959		778,601	–
466,895.37	FNMA POOL 888100		479,936	–
514,135.63	FNMA POOL 888211		541,329	–
453,621.61	FNMA POOL 888282		477,614	–
961,430.38	FNMA POOL 889579		991,663	–
479,857.34	FNMA POOL 897144		494,947	–
1,433,917.13	FNMA POOL 899622		1,472,622	–
603,528.92	FNMA POOL 901506		615,958	–
470,328.06	FNMA POOL 905121		485,118	–
1,055,816.49	FNMA POOL 908736		1,089,017	–
1,152,353.89	FNMA POOL 933915		1,180,353	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
845,946.01	FNMA POOL 937666		$872,547	$–
1,063,063.39	FNMA POOL 947201		1,106,209	–
1,620,140.17	FNMA POOL 964083		1,671,086	–
400,697.38	FNMA POOL 974965		409,823	–
1,625,783.06	FNMA POOL 982832		1,662,808	–
200,000.00	FPL GROUP CAP INC		227,432	–
20,000.00	GENERAL ELEC CAP CORP MTN		20,116	–
760,000.00	GENERAL ELEC CAP CORP MTN		763,325	–
390,000.00	GENERAL MILLS INC		392,864	–
345,000.00	GLAXOSMITHKLINE CAP INC		349,822	–
119,798.25	GNMA II POOL 003599		125,222	–
1,719,363.65	GNMA II POOL 003624		1,775,915	–
550,128.10	GNMA II POOL 003724		568,222	–
574,132.56	GNMA II POOL 003774		592,657	–
661,379.19	GNMA II POOL 004222		683,752	–
33,393.07	GNMA POOL 595148		35,007	–
600,379.31	GNMA POOL 657162		621,252	–
722,706.60	GNMA POOL 658058		747,832	–
131,191.54	GNMA POOL 671023		135,752	–
687,982.43	GNMA POOL 689858		711,901	–
613,706.03	GNMA POOL 699277		635,042	–
758,283.95	GNMA POOL 781862		785,594	–
285,000.00	GOLDMAN SACHS GROUP INC		257,110	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
135,000.00	GOLDMAN SACHS GROUP INC		$130,139	$–
220,000.00	GOLDMAN SACHS GROUP INC		206,239	–
279,379.57	GREAT RIV ENERGY		233,422	–
335,000.00	GS MTG SECS CORP II		348,169	–
270,000.00	HARLEY DAVIDSON FDG CORP		160,795	–
135,000.00	HERSHEY FOODS CORP		140,667	–
185,000.00	HEWLETT PACKARD CO		191,261	–
80,000.00	HONEYWELL INTL INC		81,080	–
90,000.00	HOSPITALITY PPTYS TR		48,231	–
170,000.00	HOSPITALITY PPTYS TR		90,931	–
255,000.00	HRPT PPTYS TR		127,763	–
106,579.24	JP MORGAN CHASE COML MTG SEC		102,239	–
455,000.00	JP MORGAN CHASE COML MTG SECS		292,089	–
215,000.00	JOHN DEERE CAPITAL CORP FDIC GT		221,816	–
405,000.00	JP MORGAN CHASE		425,115	–
315,000.00	JP MORGAN CHASE&CO FDIC GTD TLG		316,609	–
105,000.00	KIMBERLY CLARK CORP		121,630	–
170,000.00	KRAFT FOODS INC		172,684	–
85,000.00	KRAFT FOODS INC		89,186	–
180,000.00	LANDESKREDITBANK BADEN		189,425	–
140,000.00	LEXMARK INTL INC		112,921	–
360,000.00	MARSHALL & ILSLEY BK		315,285	–
190,000.00	MARTIN MARIETTA MATLS INC		151,403	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
250,000.00	MERRILL LYNCH & CO INC		$242,198	$–
150,000.00	MERRILL LYNCH & CO INC		144,200	–
530,000.00	MORGAN STANLEY CAP I INC		462,038	–
84,299.70	MORGAN STANLEY CAP I INC		83,329	–
520,000.00	MORGAN STANLEY CAP I TR		264,537	–
970,000.00	MORGAN STANLEY CAP I TR		734,635	–
640,000.00	MORGAN STANLEY GROUP INC		569,373	–
160,000.00	NORANDA INC		136,125	–
840,000.00	ONTARIO PROV CDA		868,602	–
190,000.00	ORACLE CORP		196,897	–
145,000.00	PACTIV CORP		135,496	–
335,000.00	PEARSON DLR FIN TWO PLC		305,969	–
60,000.00	PEPSICO INC		58,898	–
410,000.00	PETRO CDA		329,287	–
120,000.00	PHILIP MORRIS INTL INC		107,757	–
440,000.00	PNC FUNDING CORP FDIC GTD TLGP		403,150	–
55,000.00	PRUDENTIAL FIN INC		37,748	–
290,000.00	PRUDENTIAL FIN INC		237,448	–
490,000.00	REGIONS BANK FDIC GTD TLGP		510,559	–
255,000.00	SABMILLER PLC		222,016	–
60,000.00	SAFEWAY INC		58,819	–
30,000.00	SLM CORP		19,800	–
470,000.00	SOVEREIGN BANK FDIC GTD TLGP		482,804	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
6,068,936.80	STATE STREET BANK & TRUST CO		$6,068,937	$–
225,000.00	SUNCOR ENERGY INC		189,125	–
90,000.00	TELECOM ITALIA CAP		67,863	–
485,000.00	TIME WARNER CABLE INC		438,973	–
125,000.00	UBS AG STAMFORD BRH MED TRM		108,284	–
165,000.00	UNION ELEC CO		149,816	–
185,000.00	UNITED STATES TREAS BDS		275,469	–
490,000.00	UNITED STATES TREAS BDS		724,434	–
1,015,000.00	UNITED STATES TREAS BILLS		1,014,998	–
3,150,000.00	UNITED STATES TREAS NTS		3,457,125	–
355,000.00	UNITED STATES TREAS NTS		424,544	–
35,000.00	UNITED STATES TREAS NTS		35,636	–
3,110,000.00	UNITED STATES TREAS NTS		3,407,151	–
2,060,000.00	UNITED STATES TREAS NTS		2,264,552	–
3,660,000.00	UNITED STATES TREAS NTS		4,329,809	–
1,700,000.00	UNITED STATES TREAS NTS		1,881,621	–
640,000.00	UNITED STATES TREAS NTS		775,150	–
1,085,000.00	UNITED STATES TREAS NTS		1,273,476	–
2,435,000.00	UNITED STATES TREAS NTS		2,490,453	–
1,465,000.00	UNITED STATES TREAS NTS		1,658,540	–
335,000.00	UNITED STATES TREASURY NTS		334,254	–
3,970,000.00	UNITED STATES TREASURY NTS		4,745,235	–
295,000.00	UNITED STATES TREASURY NTS		342,707	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
50,000.00	UNITED TECHNOLOGIES CORP		$52,910	$–
120,000.00	VERIZON COMMUNICATIONS INC		141,276	–
370,000.00	VERIZON COMMUNICATIONS INC		360,358	–
340,000.00	VERIZON WIRELESS CAP		380,487	–
645,000.00	WACHOVIA BK COML MTG TR		475,811	–
595,000.00	WACHOVIA BK COML MTG TR MTG		479,079	–
220,000.00	WACHOVIA CORP		217,987	–
165,000.00	WELLPOINT INC		160,313	–
100,000.00	WELLS FARGO & CO NEW		101,245	–
140,000.00	WISCONSIN ST GEN REV		137,091	–
227,717.28	ABN AMRO MTG CORP		184,921	–
500,000.00	AMERICAN EXPRESS CR CORP		427,978	–
48,011.62	ARGENT SECS INC		46,234	–
500,000.00	ATT INC		490,315	–
311,639.39	BANC AMER COML MTG INC		306,869	–
336,163.63	BANC AMER COML MTG INC		335,219	–
328,801.66	BANC AMER FDG CORP		317,185	–
126,468.35	BANC AMER MTG SECS INC		126,147	–
265,220.65	BANC AMER MTG SECS INC		217,097	–
700,000.00	CATERPILLAR FINL SVCS		625,765	–
204,262.89	CENTEX HOME EQUITY LN TR		184,475	–
134,550.59	CENTEX HOME EQUITY LN TR		124,564	–
51,574.50	CHASE FDG MTG LN		50,148	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
397,878.42	CHASE MTG FIN TR		$376,471	$–
241,510.24	CITICORP MTG SECS INC		231,250	–
90,315.07	CITICORP MTG SECS INC		79,087	–
69,217.89	CITIFINANCIAL MTG SECS INC		61,626	–
500,000.00	CITIGROUP INC		456,454	–
500,000.00	COCA COLA ENTERPRISES INC		462,418	–
313,742.60	COMMERCIAL MTG ASSET TR		312,600	–
369,428.33	CREDIT SUISSE FIRST BOSTON MTG		283,950	–
30,570.66	CREDIT SUISSE FIRST BOSTON MTG		30,486	–
1,150,000.00	CREDIT SUISSE FIRST BOSTON MTG		1,013,508	–
292,252.36	CREDIT SUISSE FIRST BOSTON MTG		287,187	–
164,662.36	CREDIT SUISSE FIRST BOSTON MTG		163,532	–
137,009.86	CWABS INC		135,642	–
283,937.00	CWABS INC		100,092	–
379,628.60	CWABS INC		306,372	–
14,999.04	CWABS INC		9,006	–
170,339.60	CWALT INC		147,305	–
145,112.70	CWALT INC		126,366	–
129,716.98	CWALT INC		106,351	–
77,352.28	CWALT INC		61,569	–
203,603.69	CWMBS INC		203,394	–
75,412.49	CWMBS INC		75,241	–
800,000.00	JOHN DEERE CAP CORP MTN BK ENT		751,600	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
350,000.00	JOHN DEERE CAP CORP MTN BK ENT		$334,008	$–
750,000.00	WALT DISNEY CO NEW		743,906	–
1,730.41	DLJ COML MTG CORP		1,728	–
500,000.00	EI DU PONT DE NEMOURS & CO		513,171	–
550,000.00	EDUCATION LNS INC		551,546	–
108,582.28	FEDERAL HOME LN MTG CORP		108,932	–
414,485.04	FEDERAL HOME LN PC POOL 1B7508		420,550	–
251,314.52	FEDERAL HOME LN PC POOL 420045		249,946	–
19,201.10	FEDERAL HOME LN PC POOL 780369		18,997	–
43,899.69	FEDERAL HOME LN PC POOL 780967		43,735	–
387,342.16	FEDERAL HOME LN PC POOL 781085		385,231	–
120,640.55	FEDERAL HOME LN PC POOL 781140		119,970	–
179,611.21	FEDERAL HOME LN PC POOL 781716		178,146	–
543,470.22	FEDERAL HOME LN PC POOL 847174		536,255	–
258,924.33	FEDERAL HOME LN PC POOL 847375		258,617	–
384,889.01	FEDERAL HOME LN PC POOL 847751		380,576	–
258,011.61	FEDERAL HOME LN PC POOL 847752		255,692	–
271,526.81	FEDERAL HOME LN PC POOL E93978		276,208	–
64,685.05	FEDERAL HOME LN PC POOL M80739		64,953	–
202,299.74	FED NTL MTG ASSN GTD REMIC PAS		205,279	–
247,761.23	FEDERAL HOME LN CORP		249,769	–
330,360.14	FEDERAL HOME LN MTG CORP		335,891	–
319,802.51	FEDERAL HOME LN MTG CORP		321,119	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
491,036.30	FEDERAL HOME LN MTG CORP		$496,406	$–
527,156.55	FEDERAL HOME LN MTG CORP		531,479	–
248,250.83	FEDERAL HOME LN MTG CORP		248,527	–
677,418.88	FEDERAL HOME LN MTG CORP		686,977	–
607,442.32	FEDERAL HOME LN MTG CORP		611,566	–
744,061.00	FEDERAL HOME LN MTG CORP		757,301	–
193,301.68	FEDERAL HOME LN MTG CORP		194,047	–
195,916.90	FEDERAL HOME LN MTG CORP		198,714	–
863,460.07	FEDERAL HOME LN MTG CORP		868,074	–
200,347.64	FEDERAL HOME LN MTG CORP		202,760	–
448,225.32	FEDERAL HOME LN MTG CORP		451,525	–
761,358.44	FEDERAL HOME LN MTG CORP		769,638	–
67,467.82	FEDERAL HOME LN MTG CORP		67,914	–
112,957.20	FEDERAL HOME LN MTG CORP		113,001	–
264,676.75	FEDERAL HOME LN MTG CORP		267,777	–
135,824.24	FEDERAL HOME LN MTG CORP		135,647	–
340,916.23	FEDERAL HOME LN MTG CORP		345,926	–
303,193.38	FEDERAL HOME LN MTG CORP		306,574	–
98,329.78	FEDERAL HOME LN MTG CORP		98,667	–
266,642.08	FEDERAL HOME LN MTG CORP		267,937	–
288,741.43	FEDERAL HOME LN MTG CORP		293,843	–
725,399.87	FEDERAL HOME LN MTG CORP		728,222	–
511,938.62	FEDERAL HOME LN MTG CORP		516,766	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
644,970.17	FEDERAL HOME LN MTG CORP		$656,132	$–
313,436.84	FEDERAL HOME LN MTG CORP		318,476	–
543,688.40	FEDERAL HOME LN MTG CORP		553,947	–
1,229,859.76	FEDERAL HOME LN MTG CORP		1,250,694	–
205,757.15	FEDERAL HOME LN MTG CORP		207,950	–
222,474.65	FEDERAL HOME LN MTG CORP		225,335	–
725,585.16	FEDERAL HOME LN MTG CORP		740,851	–
106,468.62	FEDERAL HOME LN MTG CORP		106,302	–
185,944.09	FEDERAL HOME LN MTG CORP		186,279	–
349,560.65	FEDERAL HOME LN MTG CORP		352,860	–
84,961.91	FEDERAL HOME LN MTG CORP		84,822	–
186,243.98	FEDERAL HOME LN MTG CORP		186,444	–
405,825.94	FEDERAL HOME LN MTG CORP		411,007	–
231,119.66	FEDERAL HOME LN MTG CORP		233,456	–
99,895.26	FEDERAL HOME LN MTG CORP		100,444	–
282,302.08	FEDERAL HOME LN MTG CORP		283,839	–
664,872.98	FEDERAL HOME LN MTG CORP		675,078	–
375,594.56	FEDERAL HOME LN MTG CORP		377,427	–
621,518.26	FEDERAL HOME LN MTG CORP		627,607	–
250,152.35	FEDERAL HOME LN MTG CORP		252,943	–
10,834.52	FEDERAL HOME LN MTG CORP		10,817	–
45,484.06	FEDERAL HOME LN MTG CORP		45,528	–
88,387.42	FEDERAL HOME LN MTG CORP		88,419	–

Target Corporation 401(k) Plan

EIN: 41-0215170	Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
146,096.96	FEDERAL HOME LN MTG CORP		$147,736	$–
237,118.39	FEDERAL HOME LN MTG CORP		238,247	–
611,234.17	FEDERAL HOME LN MTG ASSOC		621,503	–
274,016.91	FEDERAL HOME LN MTG CORP		277,298	–
38,531.66	FEDERAL NATL MORTGAGE ASSOC		38,557	–
226,314.26	FEDERAL HOME LN MTG CORP MULTI		227,957	–
462,464.30	FEDERAL HOME LN MTG CORP MULTI		469,773	–
43,351.17	FEDERAL HOME LN MTG CORP MULTI		43,448	–
384,081.39	FEDERAL HOME LN MTG CORPMIC		388,428	–
166,120.68	FEDERAL HOME LN MTG PC GTD		164,102	–
540,568.22	FEDERAL NATL MTG ASSN		547,938	–
138,323.05	FEDERAL NATL MTG ASSN		138,565	–
1,854.72	FEDERAL NATL MTG ASSN		1,850	–
182,117.24	FEDERAL NATL MTG ASSN		184,881	–
514,424.07	FEDERAL NATL MTG ASSN		520,627	–
328,730.06	FEDERAL NATL MTG ASSN		333,626	–
321,080.81	FEDERAL NATL MTG ASSN		321,442	–
600,134.52	FEDERAL NATL MTG ASSN		604,763	–
31,826.83	FEDERAL NATL MTG ASSN		31,740	–
185,870.87	FEDERAL NATL MTG ASSN		188,462	–
1,172,331.00	FEDERAL NATL MTG ASSN		1,185,558	–
498,203.36	FEDERAL NATL MTG ASSN		502,586	–
14,806.11	FEDERAL NATL MTG ASSN		14,765	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
126,501.93	FEDERAL NATL MTG ASSN		$126,821	$–
348,453.13	FEDERAL NATL MTG ASSN		351,898	–
18,811.06	FEDERAL NATL MTG ASSN		18,769	–
360,083.69	FEDERAL NATL MTG ASSN		364,055	–
612,844.33	FEDERAL NATL MTG ASSN		622,274	–
222,564.86	FEDERAL NATL MTG ASSN		227,545	–
29,990.10	FEDERAL NATL MTG ASSN		29,999	–
170,899.65	FEDERAL NATL MTG ASSN		172,851	–
144,667.99	FEDERAL NATL MTG ASSN		68,943	–
346,853.06	FEDERAL NATL MTG ASSN		348,874	–
78,855.71	FEDERAL NATL MTG ASSN GTD		79,625	–
33,057.31	FEDERAL NATL MTG ASSN GTD		33,060	–
394,654.85	FEDERAL NATL MTG ASSN GTD		394,169	–
224,671.18	FEDERAL NATL MTG ASSN GTD REMI		221,901	–
453,985.55	FEDERAL NATL MTG ASSN REMIC		453,992	–
163,542.89	FEDERAL NATL MTG ASSN REMIC		164,061	–
636,384.82	FEDERAL NATL MTG ASSN REMIC		640,014	–
124,435.21	FIRST HORIZON MTG PASS-THROUGH TR		121,967	–
94,177.34	FIRST UN NATL BANK CHASE		93,811	–
547,000.00	FIRSTAR BK NA CINCINNATI OH		560,302	–
96,677.44	FNMA POOL 066181		96,095	–
135,530.23	FNMA POOL 142407		135,648	–
144,740.36	FNMA POOL 198164		143,368	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
69,817.00	FNMA POOL 338457		$72,067	$–
128,115.00	FNMA POOL 594233		128,343	–
33,575.64	FNMA POOL 604921		33,283	–
55,669.32	FNMA POOL 609912		57,409	–
405,444.93	FNMA POOL 658378		407,305	–
61,139.87	FNMA POOL 665084		63,298	–
409,560.17	FNMA POOL 691295		415,335	–
35,855.42	FNMA POOL 711466		36,337	–
32,629.52	FNMA POOL 723661		32,387	–
43,607.52	FNMA POOL 725054		43,509	–
69,721.40	FNMA POOL 725741		69,594	–
125,538.57	FNMA POOL 735785		126,349	–
348,080.95	FNMA POOL 745551		348,735	–
461,206.68	FNMA POOL 751498		460,437	–
61,719.57	FNMA POOL 763194		61,888	–
135,514.76	FNMA POOL 776192		135,430	–
647,778.53	FNMA POOL 802696		646,692	–
603,548.94	FNMA POOL 816329		605,963	–
199,407.29	FNMA POOL 844000		201,782	–
302,775.03	FNMA POOL 888243		304,471	–
324,442.75	FNMA POOL 888246		328,390	–
422,368.13	FNMA POOL 888934		417,835	–
433,595.93	FNMA REMIC TRUST		437,413	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
300,275.35	FNMA REMIC TRUST		$302,355	$–
600,000.00	GENERAL ELECTRIC CAP CORP MTN		498,423	–
100,022.26	GENERAL NATL MTG ASSN		99,983	–
594,509.86	GENERAL NATL MTG ASSN		591,250	–
270,619.94	GENERAL NATL MTG ASSN		270,711	–
500,000.00	GENWORTH GLOBAL FDG		402,920	–
700,000.00	GLAXOSMITHKLINE CAP INC		682,125	–
285,865.92	GMAC COML MTG SEC INC		284,973	–
502,316.69	GMAC COML MTG SEC INC		500,610	–
37,945.05	GMAC MTG LN TR		34,575	–
500,000.00	GOLDMAN SACHS GROUP INC		465,482	–
258,476.12	GOVERNMENT NATIONAL MORTGAGE		260,928	–
99,097.76	GOVERNMENT NATL MTG ASSN		99,240	–
213,144.67	GOVERNMENT NATL MTG ASSN GTD		214,476	–
119,913.03	GOVERNMENT NATL MTG ASSN GTD		120,293	–
493,316.00	GOVERNMENT NATL MTG ASSN GTD		500,103	–
325,300.89	GOVERNMENT NATL MTG ASSN GTD		327,040	–
600,000.00	GS AUTO LOAN TRUST		535,313	–
500,000.00	GS MTG SECS CORP		381,715	–
43,979.84	GS MTG SECS CORP		41,451	–
211,409.37	GS MTG SECS CORP		166,840	–
57,011.26	GSR MTG LN TR		54,178	–
16,180.01	GSR MTG LN TR		15,525	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
384,299.06	HARLEY DAVIDSON MOTORCYCLE TR		$376,974	$–
1,000,000.00	HEWLETT PACKARD CO		881,675	–
500,000.00	HSBC FIN CORP		485,517	–
500,000.00	HSBC FIN CORP		480,045	–
103,972.34	INDYMAC MBS INC		89,983	–
84,619.40	INDYMAC MBS INC		82,686	–
600,000.00	INTERNATIONAL BUSINESS MACHS		569,918	–
60,000.00	INTERNATIONAL FIN CORP		568,200	–
12,170.00	ISHARES BARCLAYS AGGREGATE		1,264,220	–
13,500.00	ISHARES BARCLAYS MBS BOND FD		1,416,285	–
298,816.66	JP MORGAN CHASE COML MTG		276,973	–
622,119.71	JP MORGAN CHASE COML MTG		615,916	–
248,021.63	JP MORGAN CHASE COML MTG SECS		244,675	–
80,609.32	LB UBS COMM MTG TR		79,991	–
327,947.80	LB UBS COMMERCIAL MTG TR		317,537	–
146,984.24	MASTER ALTERNATIVE LN TR		113,385	–
108,588.28	MASTER ASSET SECURITIZATION TR		108,605	–
60,759.06	MERRILL LYNCH MTG INVS INC		42,322	–
268,732.34	MORGAN STANLEY MTGE LN TRUST		268,482	–
500,000.00	PACCAR FINL CORP		492,993	–
700,000.00	PENNSYLVANIA ST HIGHER ED ASSI		700,000	–
1,230,000.00	POPULAR ABS INC		792,966	–
145,212.07	PRUDENTIAL SECS SECD FIN CORP		144,749	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
192,824.28	RESIDENTIAL ACCREDIT LNS INC		$164,339	$–
416,356.12	RESIDENTIAL ACCREDIT LNS INC		341,894	–
114,650.69	RESIDENTIAL ACCREDIT LNS INC		90,492	–
240,633.69	RESIDENTIAL ASSET SEC MTG PASS		196,116	–
576,341.93	SALOMON BROS MTG SECS VII INC		575,143	–
542,909.05	SAXON ASSET SECS TR		469,616	–
131,926.37	SEQUOIA MTG TR		70,503	–
9,530.23	SLM PRIVATE CR STUDENT LN TR		9,493	–
5,443,013.81	STATE STREET BANK & TRUST CO		5,443,014	–
289,389.66	STRUCTURED ASSET SECS CORP		221,247	–
160,996.35	STRUCTURED ASSET SECS CORP		153,517	–
58,600.00	TIERS PRINCIPAL PROTECTED		6,094	–
18,500.00	VANGUARD BD INDEX FD INC		1,465,200	–
103,521.78	WAMU MTG		94,609	–
161,515.19	WAMU MTG PASS-THROUGH CTFS		158,709	–
10,887.27	WAMC MTG SECS CORP		6,666	–
378,264.92	WELLS FARGO		200,870	–
24,024.37	WELLS FARGO MTG BACKED SECS		16,346	–
320,000.00	WELLS FARGO SECS 2005 AR10 TR		315,685	–

	Cash on deposit with bankers		521,735	–
	Dividends receivable		8,251	–
	Accrued interest receivable		4,080,263	–

Target Corporation 401(k) Plan

EIN: 41-0215170          Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)

		Contract
Face Amount		Issuer	Investments	Wrapper
or Number of	Identity of Issue and	Moody’s/	at Fair	Contracts at
Shares/Units	Description of Investment	S&P Rating	Value	Fair Value

Stable Value Fund (continued)
	Other receivables		$32,602,666	$–
	Receivable for investment securities sold		63,285,674	–
	Payable for investment securities purchased		(127,650,258)	–
	Other payables		(42,507)	–
	Total Stable Value Fund		848,077,102	489,094

Participant Loans
83,620,017	Participant loans, interest rates ranging from 5.00% to 8.25%		83,620,017	–
	Total Assets held for Investment
	Purposes at End of Year		$3,588,385,390	$489,094

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 10, 2009
	By	/s/ Douglas A. Scovanner
Douglas A. Scovanner
Chief Financial Officer,
On behalf of Target Corporation as Plan Administrator